EXHIBIT 10.1

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

This is the Second Amendment to the Employment Agreement (the "Agreement"), made and entered into the 20th day of November, 2002, and the Amendment to Employment Agreement (the "Amendment") made and entered into the 26th day of January, 2004, by and between THE DIXIE GROUP, INC., a Corporation having its principal executive offices at 345-B Nowlin Lane, Chattanooga, Tennessee, 37421 (hereinafter referred to as the "Employer") and DAVID POLLEY, an individual residing at West Brow Road, Lookout Mountain, Tennessee (hereinafter referred to as the "Employee").

The Employer and Employee, pursuant to paragraph 14 of the Agreement, amend the Agreement in writing as follows:

1. The date of "November 19, 2007" is substituted for the date of "November 19, 2006" in paragraph 1 of the Amendment.

IN WITNESS WHEREOF, the Employer has caused this Agreement to be executed by its duly constituted officers and the Employer has hereunto set his hand to be effective as of January 18, 2006.

ACCEPTED AND AGREED:

The Dixie Group, Inc.

By: /s/ DAVID POLLEY   By: /s/ DANIEL K. FRIERSON
Dated: 1/18/2006   Dated: 1/18/2006